VIA EDGAR and FEDERAL EXPRESS

August 3, 2012

Ms. Suzanne Hayes

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Federal Home Loan Bank of New York
Response to July 20, 2012 Comment Letter
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 23, 2012
File No. 000-51397

Dear Ms. Hayes:

In response to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (“Commission”) to the Federal Home Loan Bank of New York (“FHLBNY”) dated July 20, 2012 pertaining to the above-referenced filing (the “Filing”), the FHLBNY provides the following responses to each of the comments from the Staff in the letter. We appreciate the Staff’s suggestions for improvements to the Bank’s disclosure filings.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1. Mortgage Partnership Finance Program, page 6

1.	We note from your disclosure here and on page 19 that you conduct certain aspects of your business with “housing associates.” Please revise your disclosure to define what housing associates are and to describe any distinction between these entities and your members, including whether housing associates are subject to different underwriting standards than member institutions. In addition, please expand your disclosure to describe the “certain eligibility standards” that members and housing associates must meet in order to transact in Mortgage Partnership Finance Program business with you.

Response:

We have analyzed the Staff’s comments to revise and expand disclosures with respect to Housing Associates, and we respectfully advise the Staff that we do not believe that expanding the existing disclosures to describe eligibility standards for Housing Associates would be meaningful to the reader. We have had no Housing Associates in our MPF Program, and we have purchased no mortgage loans from Housing Associates. We also note that we have extended only 6 advances to housing associates over the last nine years totaling $7.3 million, and as of June 30, 2012, only two advances to housing associates were outstanding, representing $149 thousand, an amount that is de minimis compared to our total advance portfolio of $73.7 billion.

If our business with housing associates becomes material, we will expand our disclosures as suggested in the comment in future filings.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

We also analyzed the Staff’s comments to revise and expand our disclosures to describe eligibility requirements for participation in the MPF program, and we will expand the disclosure in our future filings, within the section describing the Mortgage Partnership Finance Program, as set forth below (revisions are redlined to our 2011 Form 10-K):

Participating Financial Institutions

Our members and eligible housing associates must apply to become a PFI. In order to do MPF business with us, each member or eligible housing associate must meet certain eligibility standards and sign a PFI Agreement. The PFI Agreement provides the terms and conditions for the sale or funding of MPF loans, including the servicing of MPF loans. PFIs may either retain the servicing of MPF loans or sell the servicing to an approved third-party provider. If a PFI chooses to retain the servicing, it receives a servicing fee to manage the servicing activities. If a PFI chooses to sell the servicing rights to an approved third-party provider, the servicing is transferred concurrently with the sale of the MPF loans and a servicing fee is paid to the third-party provider. Throughout the servicing process, the master servicer monitors the PFI’s compliance with MPF program requirements and makes periodic reports to the MPF Provider.

PFI Eligibility—Members and eligible housing associates (the FHLBNY has X numbers of Housing Associates, which have participated in $x million of mortgage loans) may apply to become a PFI of the Federal Home Loan Bank of New York. The FHLBNY reviews the general eligibility of the applicant, its servicing qualifications and ability to supply documents, data, and reports required to be delivered by PFIs under the MPF Program. The applicant and the FHLBNY sign an MPF Program Participating Financial Institution Agreement (“PFI Agreement”) that provides the terms and conditions for the sale or funding of MPF Loans, including required credit enhancement, if any, and it establishes the terms and conditions for servicing MPF Loans. All of the PFI’s obligations under the PFI Agreement are secured in the same manner as the other obligations of the PFI under its regular advances agreement with the FHLBNY. The MPF Bank has the right under the PFI Agreement to request additional collateral to secure the PFI’s obligations.

The MPF Guides, which are published on–line and may be accessed through a link on the MPF Program web site, contain the MPF Program origination, underwriting and servicing policies PFIs must follow in order to deliver mortgages under the MPF Program. The MPF Guides include policies on anti-predatory lending, PFI eligibility (such as insurance requirements and annual certification requirements) loan documentation and custodian requirements. PFI servicing duties and responsibilities for reporting, remittances, default management, and disposition of properties acquired by foreclosure or deed in lieu of foreclosure are also stated.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

Item 1A. Risk Factors, page 15

A loss or change of business activities with large members could adversely affect…, page 16

2.	We refer to your disclosure identifying the risk that “one or more of [y]our large members [could] prepay their advances or repay the advances as they came due….”

We also note your disclosure on page 41 referencing the “significant” prepayments that were made in 2011 and your statement that such prepayments were “concentrated around a few large members.” In future filings, please revise your risk factor disclosure to clarify the extent to which the risk presented actually has occurred. Your revised risk factor disclosure also should quantify the impact of advance prepayment on your business operations.

Response:

We advise the Staff that we intend to expand the risk factor disclosures in our Form 10-Q for the period ended June 30, 2012 to include the following information (revisions are redlined to the text of our 2011 Form 10-K):

A loss or change of business activities with large members could adversely affect the FHLBNY’s results of operations and financial condition. We have a high concentration of advances with two institutions, and a loss or change of business activities with any of these institutions could adversely affect our results of operations and financial condition. Concentration risk for the FHLBNY is defined as the exposure to loss arising from a disproportionately large number of financial transactions with a limited number of individual customers, with a particular focus on members that had outstanding advances that account for more than 10 percent of advances by par value to the total par value of all advances outstanding as of a given date. Withdrawal of one or more large members from our membership could result in a reduction of our total assets, capital, and net income. If one or more of our large members were to prepay their advances or repay the advances as they came due and no other advances were made to replace them, it could also result in a reduction of our total assets, capital, and net income. In June 2012, member CitiBank, N.A. borrowed significant short- and intermediate-term advances, which resulted in a high concentration of advances (19.3% of all advances at June 30, 2012) with the member. We also have a high concentration of advances with the Metropolitan Life Insurance Company (18.8% of all advances at June 30, 2012). Although there were no material prepayments of advances in the three months and six months ended June 30, 2012 from members who accounted for 10 percent of more of advances, in prior years we have had large members make material prepayments. For example, Hudson City Savings Bank, FSB, a member which accounted for 22.1 percent of advances at December 31, 2010, prepaid $6.4 billion of advances in the first quarter of 2011 and $4.1 billion of advances in the fourth quarter of 2011. If these types of events occur in the future, and we are not able to replace the volume of this business represented by our large members, such events could have a material adverse effect on our business and results of operations.

The timing and magnitude of the effect of a reduction in the amount of advances would depend on a number of factors, including:

—	the amount and the period over which the advances were prepaid or repaid;

—	the amount and timing of any corresponding decreases in activity-based capital;

—	the profitability of the advances;

—	the size and profitability of our short- and long-term investments; and

—	the extent to which consolidated obligations matured as the advances were prepaid or repaid.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 23

Financial Condition, page 39

Investments – Policies and Practices, page 46

3.	Please tell us and revise your future filings to more clearly discuss the fluctuations and trends in your unsecured lending, including Federal funds sold or certificates of deposit. Clearly discuss the reasons for the changes in these balances between period ends, and provide quantification and discussion of your average balances for the periods presented.

Background Information:

We provide the following as background information to the Staff to discuss fluctuations and trends in our unsecured lending:

We typically maintain substantial investments in high quality short- and intermediate-term financial instruments such as certificates of deposit, as well as overnight and term Federal funds sold to highly-rated financial institutions (though we note that we had no investments in term Federal funds sold during 2011 and the first six months of 2012). These investments provide the liquidity necessary to meet members’ credit needs. Short-term investments also provide a flexible means of implementing the asset/liability management decisions to increase liquidity. We may also invest in certificates of deposit with maturities not exceeding 270 days and issued by major financial institutions, and such investment securities would be recorded at amortized cost basis and designated as held-to-maturity investment. Market yields that were offered by financial institutions for certificates of deposits (which are unsecured) did not meet our risk-reward expectations and we did not invest in certificates of deposits in 2011 or in the first six months ended June 30, 2012.

In 2011, we extended five overnight loans for a total of $1.4 billion to other FHLBanks. In the six months ended June 30, 2012, we extended overnight loans totaling $650.0 million to other FHLBanks. Loans made to other FHLBanks are typically uncollateralized.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

Response:

In response to the Staff’s comment, we will include in future filings beginning with the Form 10-Q for the period ended June 30, 2012 the following tables summarizing fluctuations and trends in our unsecured lending, and cash balances at the Federal Reserve Banks:

The following table summarizes average balances and outstanding balances of Federal funds sold in each of the quarters in 2011 and through June 30, 2012:

	Federal Funds Sold (In millions)
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	Daily Average Balance	Balance at period end	Daily Average Balance	Balance at period end	Daily Average Balance	Balance at period end	Daily Average Balance	Balance at period end
2011	$7,347	$5,093	$8,502	$4,475	$9,506	$4,964	$8,617	$970
2012	$10,559	$7,575	$12,071	$7,439	$—	$—	$—	$—

In addition, we maintained liquidity at the Federal Reserve Banks (“FRB”). The following table summarizes average balances and outstanding balances at the FRB in each of the quarters in 2011 and through June 30, 2012:

	Cash Balances with Federal Reserve Banks (In millions)
	First Quarter		Second Quarter		Third Quarter		Fourth Quarter
	Daily Average Balance	Balance at period end	Daily Average Balance	Balance at period end	Daily Average Balance	Balance at period end	Daily Average Balance	Balance at period end
2011	$97	$2,950	$132	$5,541	$588	$4,737	$2,296	$10,870
2012	$374	$389	$113	$910	$—	$—	$—	$—

At December 31, 2011, we determined to maintain our excess liquidity at the Federal Reserve Banks rather than on an unsecured basis at a financial institution over a long weekend at year-end.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

4.	Please revise your future filings to quantify and tell us the extent of your exposure to European peripheral countries. Specifically address your exposures from unsecured lending, including Federal funds sold or certificates of deposit, as well as your derivative counterparty exposure. Refer to Topic 4 of the CF Disclosure Guidance: European Sovereign Debt Exposures, which is available on our website.

Response:

We advise the Staff that we will add new disclosures in future filings beginning with the Form 10-Q for the period ended June 30, 2012 as set forth below to be consistent with the guidance provided in Topic No. 4 – CF Disclosures, issued by the Staff on January 6, 2012:

Unsecured investments - Federal funds sold

We invest in overnight and short-term federal funds with highly rated financial institutions, allowing us to warehouse and provide balance sheet liquidity to meet unexpected member borrowing demands. During 2012 and 2011, all investments in Federal funds sold were overnight.

We actively monitor our credit exposures and the credit quality of its counterparties, including an assessment of each counterparty’s financial performance, capital adequacy, and sovereign support as well as related market signals. As a result of these monitoring activities, we limit or suspend existing exposures, as appropriate. In addition, we are required to manage our unsecured portfolio subject to regulatory limits, prescribed by the FHFA, our regulator. The FHFA regulations include limits on the amount of unsecured credit that may be extended to a counterparty, or a group of affiliated counterparties, based upon a percentage of eligible regulatory capital and the counterparty’s overall credit rating. Under these regulations, the level of eligible regulatory capital is determined as the lesser of the FHLBNY’s regulatory capital or the eligible amount of regulatory capital of the counterparty determined in accordance with FHFA regulation. The eligible amount of regulatory capital is then multiplied by a stated percentage. The stated percentage that the FHLBNY may offer for term extensions, which are comprised of on- and off-balance sheet and derivative transactions, of unsecured credit ranges from 1% to 15% based on the counterparty’s credit rating.

FHFA regulations also permit the FHLBanks to extend additional unsecured credit, which could be comprised of overnight extensions and sales of Federal funds subject to continuing contract (we have no continuing arrangements). Our total overnight unsecured exposure to a counterparty may not exceed twice the regulatory limit for term exposures, resulting in a total exposure limit to a counterparty of 2% to 30% of the eligible amount of regulatory capital based on the counterparty’s credit rating. As of June 30, 2012, the FHLBNY was in compliance with the regulatory limits established for unsecured credit.

The FHLBNY is prohibited by FHFA regulations from investing in financial instruments issued by non-U.S. entities other than those issued by U.S. branches and agency offices of foreign commercial banks. The FHLBNY’s unsecured credit exposures to domestic counterparties and U.S. subsidiaries of foreign commercial banks, includes the risk that these counterparties have extended credit to non-U.S. counterparties and foreign sovereign governments. The FHLBNY’s unsecured credit exposures to U.S. branches and agency offices of foreign commercial banks includes the risk that, as a result of political or

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

economic conditions in a country, the counterparty may be unable to meet its contractual repayment obligations. The FHLBNY did not own any financial instruments issued by foreign sovereign governments, including those countries that are members of the European Union, as of June 30, 2012.

The following Table presents Federal funds sold, the domicile of the counterparty or the domicile of the counterparty’s parent for U.S. branches and agency offices of foreign commercial banks, and their short-term ratings (dollars in thousands):

Federal Funds Sold - Country Concentration Risk

			Six months ended June 30, 2012		Year ended December 31, 2011
Foreign Counterparties	S&P Rating (a)	Moody’s Rating (a)	Daily Average Balance	Balance at period end	Daily Average Balance	Balance at period end
Australia	AA-	AA2	$1,611,115	$1,819,000	$1,002,466	$—
Canada	A to AA-	AA3 to AAA	3,369,214	1,760,000	2,692,626	—
Finland	AA-	AA3	625,714	—	479,356	—
France	A to AA-	A2	—	—	1,076,986	—
Germany	A+	A2	476,951	—	621,959	—
Netherland	AA	AA2	1,279,159	1,460,000	738,671	970,000
Norway	A+	A1	874,588	940,000	—	—
Sweden	AA-	AA3	1,090,742	1,460,000	710,575	—
UK	A	A3	—	—	241,370	—

Subtotal			9,327,483	7,439,000	7,564,009	970,000

USA	A to AA-	A2 to AA1	1,987,495	—	935,088	—

Total			$11,314,978	$7,439,000	$8,499,097	$970,000

(a)	Ratings are as of June 30, 2012.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

In addition, with respect to our exposures to derivative counterparties, we advise the Staff that we will provide expanded disclosures in future filings beginning with the Form 10-Q at June 30, 2012 as set forth below:

Derivative Counterparty Country Concentration Risk

The following table summarizes notional amounts of derivatives a fair value and notional exposures by significant counter party concentration by country of domicile (dollars in thousands):

		June 30, 2012
Counterparties	Ultimate Country of Incorporation (b)	Notional Amount (c)	Percentage of Total	Fair Value Exposure	Percentage of Total
Counterparty	Germany	$16,234,838	13.65%	$—	—%
Counterparty	U.S.A.	14,593,588	12.27	—	—
Counterparty	U.S.A.	14,561,702	12.25	—	—
Counterparty	France	10,779,353	9.07	4,046	25.14
Counterparty	U.S.A.	8,191,120	6.89	3,366	20.92
Counterparties below 10%
	U.S.A.	27,019,598	22.72	—	—
	United Kingdom	11,444,798	9.63	—	—
	Switzerland	15,018,706	12.63	—	—
	France	55,000	0.05	—	—
	Canada	701,000	0.59	—	—
Members and Delivery Commitments		297,847	0.25	8,680	53.94

		$118,897,550	100.00%	$16,092	100.00%

		December 31, 2011
Counterparties	Ultimate Country of Incorporation (b)	Notional Amount (c)	Percentage of Total	Fair Value Exposure	Percentage of Total
Counterparty	Germany	$20,474,146	17.17%	$—	—%
Counterparty	Switzerland	14,148,654	11.86	—	—
Counterparty	U.S.A.	13,345,921	11.19	—	—
Counterparty	U.S.A.	7,780,245	6.52	2,392	9.52
Counterparty	U.S.A.	3,041,156	2.55	13,407	53.35
Counterparties below 10%
	U.S.A.	31,115,082	26.09	—	—
	United Kingdom	13,201,334	11.07	—	—
	Switzerland	5,668,694	4.75
	France	9,477,756	7.95	—	—
	Canada	707,250	0.59	—	—
Members and Delivery Commitments		306,242	0.26	9,332	37.13

		$119,266,480	100.00%	$25,131	100.00%

[a]	Primarily interest rate swaps.
[b]	Parent domicile.
[c]

We have presented each counterparty separately when the counterparty’s notional exceeds 10% of the total notional. For counterparties with less than 10% of the total notional, we have aggregated their notional amounts.

Fair Value Exposure – Our fair value exposures at June 30, 2012 were to: one counterparty domiciled in France, one in the United States, and with member institutions with respect to swap transactions in which we acted in the capacity of an intermediate. Transactions with member institutions were fully collateralized. Transactions with swap counterparties are executed under master ISDA agreements (International Swaps and Derivatives Dealers Association), and in addition, we execute Credit Support Annex to ISDA agreement that provide support for collateral at predetermined thresholds.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

Item 10. Directors, Executive Officers and Corporate Governance, page 150

5.	We note that Finance Agency regulations govern the eligibility requirements for your directors and that you have provided expanded disclosure pursuant to Regulation S-K Item 401(e) with respect to your independent directors only. In future filings, please explain how the selection process for independent directors differs from that for member directors. For example, please confirm, if true, that the Bank does not know what factors its member institutions considered in nominating candidates for member directorships or in voting to elect member directors.

Response:

We acknowledge the Staff’s comment and we will revise our disclosures in future filings of our Form 10-K under Item 10 as follows (proposed revisions are redlined):

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

2011 and 2012 Board of Directors

The FHLBank Act, as amended by the Housing and Economic Recovery Act of 2008 (“HERA”), provides that an FHLBank’s board of directors is to comprise thirteen directors, or such other number as the Director of the Federal Housing Finance Agency determines appropriate. For each of 2011 and 2012, the FHFA Director designated seventeen directorships for us, ten of which are Member Directorships and seven of which are Independent Directorships.

All individuals serving as Bank directors must be United States citizens. A majority of the directors serving on the Board must be Member Directors and at least two-fifths must be Independent Directors.

A Member Directorship may be held only by an officer or director of a member institution that is located within our district and that meets all minimum regulatory capital requirements. There are no other qualification requirements for Member Directors apart from the foregoing.

Member Directors are, generally speaking, elected by our stockholders in, respectively, New York, New Jersey, and Puerto Rico and the U.S. Virgin Islands. Our Board of Directors is ordinarily not permitted to nominate or elect Member Directors; however, the Board may appoint a director to fill a vacant Member Directorship in the event that no nominations are received from members in the course of the Member Director election process. (The Board may also take action to fill a mid-term vacancy of a Member Directorship.) Each member institution that is required to hold stock as of the record date, which is December 31 of the year prior to the year in which the election is held, may nominate and/or vote for representatives from member institutions in its respective state to fill open Member Directorships. The Finance Agency’s election regulation provides that none of our directors, officers, employees, attorneys or agents, other than in a personal capacity, may support the nomination or election of a particular individual for a Member Directorship.

Because of the process described above pertaining to how Member Directors are nominated and elected, we do not know what particular factors our member institutions may consider in nominating

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

particular candidates for Member Directorships or in voting to elect Member Directors. However, if the Board takes action to fill a vacant Member Directorship, we can know what was considered in electing such Director. In general, such considerations may include satisfaction of the regulatory qualification requirements for the Directorship, the nature of the person’s experience in the financial industry and at a member institution, knowledge of the person by various members of the Board, and previous service on the Board, if any.

In contrast to the requirements pertaining to Member Directorships, per FHFA regulations, an Independent Directorship may be held, generally speaking, only by an individual who is a bona fide resident of our district, who is not a director, officer, or employee of a member institution or of any person that receives advances from us, and who is not an officer of any FHLBank. At least two Independent Directors must be “public interest” directors. Public interest directors, as defined by Finance Agency regulations, are Independent Directors who have at least four years of experience representing consumer or community interests in banking services, credit needs, housing or consumer financial protection. Pursuant to Finance Agency regulations, each Independent Director must either satisfy the aforementioned requirements to be a public interest director, or have knowledge or experience in one or more of the following areas: auditing and accounting, derivatives, financial management, organizational management, project development, risk management practices, and the law.

Any individual may submit an Independent Director application form and request~~Our members are permitted to identify candidates~~ to be considered by us ~~to be included~~for inclusion on the Independent Director nominee slate. Our Board of Directors is then required by Finance Agency regulations to consult with our Affordable Housing Advisory Council (“Advisory Council”) in establishing the nominee slate. (The Advisory Council is an advisory body consisting of fifteen persons residing in our district appointed by our Board, the members of which are drawn from community and not-for-profit organizations that are actively involved in providing or promoting low and moderate income housing or community lending. The Advisory Council provides advice on ways in which we can better carry out our housing finance and community lending mission.) After the nominee slate is approved by the Board, the slate is then presented to our membership for a district-wide vote. The election regulation permits our directors, officers, attorneys, employees, agents, and Advisory Council to support the candidacy of the board of director’s nominees for Independent Directorships. (As is the case with Member Directorships, the Board may also take action to fill a mid-term vacancy of an Independent Directorship.)

Item 11. Executive Compensation, page 160

Incentive Plan, page 166

6.	We note that it is unclear from your existing disclosure how named executive officers can fulfill the “Bankwide” performance goals that you mention on page 166. Specifically, we note that you do not disclose the goal measures or state whether each goal was achieved. Furthermore, you do not describe how you calculate the goal metrics (e.g., how have you calculated Dividend Capacity?). Please revise your disclosure in this section to clarify how achievement of “Bankwide” performance goals correlate with actual incentive awards made to your named executive officers. In doing so, please ensure that your revised disclosure clearly explains how each goal meets its stated purpose (e.g., how the “Community Investment Effectiveness Goal” helps to ensure your “mission-related community development activities.” In your response, please provide this disclosure as it would have appeared in your 2011 Form 10-K.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

Response:

We acknowledge the Staff’s comment and we will revise our disclosures in future filings of our Form 10-K under Item 11- Executive Compensation, Section 4 (A) -2, by adding the following material:

The Bankwide goals are designed to help management focus on what it needs to accomplish success, and are approved by the Board. The 2011 Bankwide goals are organized into three broad categories and are presented in the charts below. The charts contain:

•	a description of each of the goals and their respective weightings as a percentage of the Bankwide goals;

•	an explanation of each Bankwide goal measure and how each goal meets its stated purpose; and

•	actual results of each goal along with the Bankwide goal benchmarks (threshold, target and maximum) that were established.

Actual results illustrate the benchmark levels that were achieved in 2011 for each of the Bankwide goals.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

2011 Incentive Compensation Plan Measures and Results

Business Effectiveness Goal

Bankwide Goals (Measure and calculation of measure)	How Goal Meets Stated Purpose	Weighting	Threshold	Target	Maximum	2011 Results
BUSINESS EFFECTIVENESS (1)		80% of Bankwide Goal
Return Component Dividend Capacity as forecasted in the 2011 business plan. Dividend Capacity is calculated as net income, divided by average capital stock. The Bank’s goal is to reward management for financial results that are generally controllable by management. Therefore, we adjust net income to eliminate the impact of items such as unrealized fair value changes on derivatives and associated hedged instruments.	Earnings provide value for shareholders through the ability to add to retained earnings and to pay a dividend.	40%	3.73%	4.38%	5.04%	5.94%

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

Risk Component - Risk level arising from expected changes in the balance sheet and the business environment as measured by a designated portion of retained earnings. The intent of this requirement is to measure the target level of market, credit and operations risk exposures within the balance sheet versus the actual level during the year. The measurement is favorable whenever it is below the calculation of measure.	Lowering the risk Bank’s risk profile provides a level of assurance that unexpected losses will not impair members’ investment in the Bank and serves to preserve the par value of membership stock.	30%	$565.5mm	$461.1mm	$401.6mm	$380.1mm
Risk Component – Market value of Equity to Capital Stock Ratio (MVE/CS)	Supports protecting the par value of membership stock	10%	100%	105%	110%	114%

(1)	Business Effectiveness comprises both Return and Risk Goals. The Return and Risk Goals are linked and create a beneficial tension through the tradeoffs in managing one versus the other. These goals are weighted exactly the same; this motivates management to act in ways that are aligned with the Board’s wishes as we understand them, i.e., to have management achieve forecasted returns while managing risks to stay within prescribed risk parameters.

The Risk Goals are intended to encourage management to balance those actions taken to enhance earnings (i.e., Dividend Capacity) with actions that are needed to appropriately manage risk levels in the business. Preserving the value of member paid-in capital and providing a predictable dividend are important ways that the Bank helps to provide value to stockholders.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

Growth Effectiveness Goal

Bank wide Goals (Measure and calculation of measure)	How Goal Meets Stated Purpose	Weighting	Threshold	Target	Maximum	2011 Results
GROWTH EFFECTIVENESS (2)		10% of Bankwide Goals
Number of New Member Institutions	Positions the Bank for future growth and aligns with philosophy of being an “advances bank”	3.50%	6	9	18	16
Number of New/Previously Inactive Borrowers	Positions the Bank for future growth and aligns with philosophy of being an “advances bank”	2.50%	10	15	30	36
Advance Volume- Average Balance of Advances	Aligns with philosophy of being an “advances bank”	1.50%	$70.3B	$72.4B	$76.0B	$67.0B
Market Share – Calculated by comparing members’outstanding advances against a pool of alternative wholesale funding sources.	Helps the Bank gauge its competitive position against a variety of wholesale funding alternatives used by members. Strengthens the franchise as an “advances bank”.	2.5%	31.00%	36.42%	41.10%	36.69%

(2)	The Bank’s Growth Effectiveness goal is intended to “plant the seeds” for future growth. Our district has historically been subject to a high level of merger and acquisition activity, and we consistently have had the least, or second least, number of members of all the FHLBs. Increasing the number of new members and increasing the number of new and returning borrowing members is a method employed to help manage the risk of the Bank having fewer members and borrowers in the future.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

Community Investment Effectiveness Goal

Bank wide Goals (Measure and calculation of measure)	How Goal Meets Stated Purpose	Weighting	Threshold	Target	Maximum	Results
COMMUNITY INVESTMENT EFFECTIVENESS (3)		10% of Bankwide Goal	1	3	5
Total Dollar Volume of Community Lending Program Commitments Issued	Supports the provision of liquidity to members for housing and community development activities	2%	$180MM	$200MM	$240MM	$461.9MM
Total Dollar Volume of Community Investment Related Transactions & Investment	Supports the provision of liquidity for housing and community development activities. Includes investments in Housing Finance Agency bonds.	1%	$225MM	$250MM	$300MM	$327.1MM
Number of New Members Participating in the Bank’s First-Time Home Buyer Program	Supports the provision of grant funding for first time home buyers	1%	4	6	9	7
Number of Members Participating in the Letter of Credit Program	Supports the provision of liquidity for housing and community development activities	1.50%	30	34	42	36

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

Dollar Amount of Letters of Credit Issued	Supports the provision of liquidity for housing and community development activities	1.50%	S9.0B	$9.5B	$10.5B	$19.8B
Number of New Members Participating in the MPF Program	Supports the provision of a secondary market vehicle for member originated mortgages	1%	2	4	7	12
Community Investment Related Outreach and Technical Assistance Activities	Supports the promotion, understanding and use of the Bank’s housing and community lending programs	2%	45	50	60	66

(3)	The Goal was implemented as a composite of several programs and activities as all of these components contribute to how the Bank achieves its mission related housing and community development activities.

Grant of Plan-Based Awards for Fiscal Year 2011, page 177

7.	We refer to your disclosure on page 167, which indicates that named executive officers may receive an individual Incentive Plan award even if “Bankwide” goals are not met. Please revise your disclosure to clarify whether a named executive officer’s incentive award results in the reportable year results from individual performance, corporate performance, or both.

Response:

We acknowledge the Staff’s comment and we will revise our disclosures in future filings of our Form 10-K under Item 11- Executive Compensation, Section 4 (A) -2. Proposed revisions are redlined.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

Bankwide Goals — Weighting Based on Employee Rank

We believe that employees at higher ranks have a greater impact on the achievement of Bankwide goals than employees at lower ranks. Therefore, employees at higher ranks have a greater weighting placed on the Bankwide performance component of their Incentive Plan award opportunities as opposed to the individual performance component. For the Chief Executive Officer and the other Management Committee members (a group that includes all of the NEOs), the overall incentive compensation opportunity is weighted 90% on Bankwide performance goals and 10% on individual performance goals. There are differences among the NEOs with regard to their individual performance goals; however, these differences do not have a material impact on the amount of incentive compensation payout.

When employees are individually evaluated, they receive one of five performance ratings: “Outstanding”; “Exceeds Requirements”; “Meets Requirements”; “Needs Improvement” or “Unsatisfactory”. Incentive Plan participants that were rated as “Exceeds Requirements” or “Outstanding” on their individual performance evaluations received an additional 3% or 6%, respectively, of their base salary added to their Incentive Plan award for the 2009 and 2010 Plan years. In 2011, we removed the additional 3% and 6% award for employees’ superior annual performance ratings from the Incentive Plan and instead included it as a cash payout based on the annual performance evaluation rating. This cash payout for a superior performance rating will not result in an increase to base salaries.

Incentive Plan awards are only paid to participants who have attained at least a specified threshold rating within the “Meets Requirements” category on their individual performance evaluations and do not have any unresolved disciplinary matters in their record.

If Bankwide performance goals are not met in the reportable year, Participants (including NEOs) will not be awarded the portion of their incentive compensation opportunity tied to the Bankwide performance goals, as that component is dependent upon meeting those goals. However, Participants that meet their individual performance goals will be eligible to receive an individual Incentive Plan award payment for their percentage level of their incentive compensation opportunity.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

8.	Please add disclosure that clarifies the relationship between the threshold, target and maximum columns presented in the Grants of Plan-Based Awards Table that appears on page 177 and the amounts that were awarded to named executive officers in 2011 pursuant to the Incentive Plan. For example, it currently is unclear why each named executive officer received amounts in excess of the threshold and target amounts, but less than the maximum potential award under the 2011 Incentive Plan. Please ensure that your future filings clearly describe what requirements must be met in order for named executive officers to achieve the threshold, target and maximum opportunities.

Response:

We acknowledge the Staff’s comment and we will revise our disclosures in future filings of our Form 10-K under Item 11- Executive Compensation, Section 4 (A) -2, by adding the following material:

Award Calculation

Bank-wide goals are established to address the Bank’s business operations and mission. Actual results of each goal are compared against the three benchmarks (threshold, target and maximum) that were established for the Incentive Plan year. The Incentive Plan Participant receives a payout based on the benchmark level that is met for each goal. For example, the incentive compensation opportunity rate is set such that the employee will earn 15% of salary if weighted result of all goals are at threshold, 30% if at target and 60% if at maximum.

The actual results for each goal may fall between two benchmark levels. When this happens, the payout figures are interpolated for results that fall between the two applicable ranges; either threshold and target, or target and maximum. For example, if the actual results fall between target and maximum, the Incentive Plan Participant will receive the payout for achieving target plus an additional amount for the excess of target. This calculation is performed for each Bank-wide goal. For each goal, there is no payout if the actual result does not reach the threshold, and the payout is capped at maximum. Individual performance goals apply the same methodology except that they are weighted at 10% for NEOs.

Ms. Suzanne Hayes

United States Securities and Exchange Commission

August 3, 2012

Item 13. Certain Relationships and Related Transactions…, page 190

9.	We note your disclosure that extension of credit to members that are related persons “are effected on market terms that are no more favorable to a member than the terms of comparable transactions with other members.” Please clarify whether loans to related persons were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to you. See Instruction 4.c.ii to Regulation S-K Item 404(a).

Response:

Under the provisions of Section 7(j) of the FHLBank Act (U.S.C 1427(j)), the FHLBNY’s Board of Directors are required to administer the business of the FHLBNY fairly and impartially and without discrimination in favor of or against any member. We also note that the FHLBNY conducts all transactions with its members and non-members in the ordinary course of business.

We also direct the Staff to the letter to the FHLBNY dated August 26, 2005, from the Office of Chief Counsel, Division of Corporation Finance, in which the Staff agreed that, among other things, certain disclosure requirements of the Securities Exchange Act of 1934 would be deemed inapplicable to the FHLBanks, including “(d)isclosures of related party transactions pursuant to the requirement of Item 404 of Reg. S-K, but only to the extent that such transactions are in the ordinary course of business of the individual FHLBanks.” As noted above, all transactions between the Bank and its members have been done in the ordinary course of business.

* * * * * * *

The FHLBNY hereby acknowledges to the Commission that:

(1) The FHLBNY is responsible for the adequacy and accuracy of the disclosure in the Filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

(3) The FHLBNY may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 212-441-6818 if you have any questions or would like to discuss our response.

Sincerely,

/s/ Kevin Neylan

Senior Vice President and Chief Financial Officer